FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.

NAME AND ADDRESS OF COMPANY

Northern Peru Copper Corp. (the “Company”)

1550 – 625 Howe Street

Vancouver, British Columbia  V6C 2T6

ITEM 2.

DATE OF MATERIAL CHANGE

September 26, 2007

ITEM 3.

NEWS RELEASE

A news release was issued by the Company on September 26, 2007 at Vancouver, British Columbia and distributed through the facilities of MarketWire.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

The Company announces the closing of its brokered private placement totaling gross proceeds of $11,011,000.  The Company issued 1,210,000 common shares at a price of $9.10 per common share.  The common shares are subject to a four-month hold period.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

The Company announces the closing of its brokered private placement totaling gross proceeds of $11,011,000.  The Company issued 1,210,000 common shares at a price of $9.10 per common share.  The common shares are subject to a four-month hold period.

Net proceeds from the financing will be used to fund completion of a feasibility study on the Galeno project, to acquire certain surface rights, to fund exploration programs, to repay a loan provided to the Company, to make payments in respect of additional mineral rights and for general corporate purposes.

As previously announced, the Company intends to issue approximately $5 million of common shares via a non-brokered private placement on the same terms as the brokered placement.  The non-brokered placement is expected to close in the coming days.  Finders fees will be payable in connection with the non-brokered placement.

The securities comprising this financing have not been, and will not be, registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent such registration or an exemption from registration.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

This report is not being filed on a confidential basis.

ITEM 7.

OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.

EXECUTIVE OFFICER

For further information, please contact:

Name:

Robert Pirooz

Telephone:

(604) 687-0333

ITEM 9.

DATE OF REPORT

DATED at Vancouver, British Columbia, this 26th day of September, 2007.

“Signed”

Robert Pirooz